UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File Number 000-24503
Whidbey Island Bank 401(k) Plan
WASHINGTON BANKING COMPANY
450 SW Bayshore Drive
Oak Harbor, Washington 98277

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer)

WHIDBEY ISLAND BANK 401(K) PLAN
Report of Independent Registered Public
Accounting Firm and Financial Statements with
Supplemental Information
Year Ended December 31, 2007 and 2006

WHIDBEY ISLAND BANK 401(K) PLAN
Table Of Contents
December 31, 2007 and 2006

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statement of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-7

Supplemental Schedules Required by the Department of Labor

Schedule H, Line 4(i) — Schedule of Assets (Held at Year End)	8

Report of Independent Registered Public Accounting Firm
To the Administration Committee
Whidbey Island Bank 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Whidbey Island Bank 401(k) Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Whidbey Island Bank 401(k) Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 8 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Everett, Washington
June 27, 2008

WHIDBEY ISLAND BANK 401(K) PLAN
Statement of Net Assets Available for Benefits
December 31, 2007 and 2006
ASSETS

	2007	2006
Assets
Investments	$12,629,179	$12,627,301
Participant loans	55,552	47,480
Contribution receivables
Participant contributions	—	37,362
Employer contributions	—	7,132

Total receivables	—	44,494

Total assets	12,684,731	12,719,275

Net Assets Available for Benefits	$12,684,731	$12,719,275

See accompanying notes to these financial statements.	2

WHIDBEY ISLAND BANK 401(K) PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

2007
Additions to Net Assets Attributed to:
Investment Income
Cash dividends on Company stock	$63,464
Interest on participant loans	4,572
Net appreciation in fair value of investments	241,605

Total investment income	309,641

Contributions
Employer	278,861
Participant
Salary deferral	1,029,820
Rollover	67,145

Total contributions	1,375,826

Total additions to net assets	1,685,467

Deductions From Net Assets Attributed to:
Benefits paid to participants	1,687,871
Administrative expenses	32,140

Total deductions from net assets	1,720,011

Net decrease in Net Assets Available for Benefits	(34,544)

Net Assets Available for Benefits, beginning of year	12,719,275

Net Assets Available for Benefits, end of year	$12,684,731

See accompanying notes to these financial statements.	3

WHIDBEY ISLAND BANK 401(K) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
Note 1 — Description of Plan
The following brief description of the Whidbey Island Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan, adopted January 1, 1993, to provide retirement and disability benefits to the employees of Whidbey Island Bank (the “Bank” and/or “Sponsor”) and Washington Funding Group, Inc., wholly owned subsidiaries of Washington Banking Company (the “Company”). Washington Funding Group, Inc., a wholesale mortgage real estate lending company (“WFG”), was a former subsidiary of the Company, which was a Washington State corporation formed in January 2003. The primary purpose of this subsidiary was to provide a loan-funding source for brokers of mortgage loans. The Company closed WFG’s operations effective June 30, 2004. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent amendments.
Employer Contributions — The Bank matches 50% of each participant’s elected contributions, up to 6% of their eligible compensation. At the discretion of the Bank’s Board of Directors, annual profit sharing contributions are also allocated to eligible employees based upon annual participant earnings. Employees become eligible to receive matching and profit sharing contributions as of January 1, or July 1 after completing one year of service. For eligibility purposes, an employee is deemed to have one year of service upon completing 1,000 hours of service. There were no profit sharing contributions made by the Bank for the year ended December 31, 2007.
Participant Elected Contributions — All employees age twenty-one or older may elect to contribute a portion of their compensation into the Plan on a tax-deferred basis. The participant’s contribution may not exceed limits established in the Internal Revenue Code. Employees are eligible to make contributions on the first day of the month following their hire date. Withheld amounts are deposited by the Bank into the Plan as soon as practicable, but no later than the 15th business day following the end of the month in which amounts are contributed by employees or withheld from their wages.
Participant Accounts — Separate accounts are maintained for each participant’s contributions and allocated share of Plan earnings, Bank contributions and forfeitures and Plan expenses.
Vesting — Participants are fully vested in their participant elected and employer-matching contributions at all times. For vesting of discretionary employer profit sharing contributions, an employee must complete 1,000 hours of service during a vesting computation period in order to receive credit for one year of service. Employer profit sharing contributions vest as follows: 1 year of service — 0%; 2 years — 20%; 3 years — 40%; 4 years — 60%; 5 years — 80%; 6 years — 100%. Participants become fully vested at the age of 65, upon the participant’s death or upon permanent disability.
Forfeitures — Forfeitures are the non-vested portion of a participant’s account that is lost upon termination of employment. Forfeitures are used to reduce the Plan sponsor’s matching contributions. For the year ending December 31, 2007, there were no forfeitures.
Investment Options — The Plan’s trustees establish investment options including the Sponsor’s common stock, Washington Banking Company. Participants direct their contributions into any of the available investment options. The Plan does not require collateral or other security to support these financial instruments. Participants may change their investment options at any time.
Investment securities are exposed to various risks, such as interest rate, market, and credit risk. In addition, many of the Plan’s investments are, by their nature, concentrated in certain industry segments or investment types, which may create additional risks due to investment concentrations. It is reasonably possible, given the level of risk associated with investment securities that changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

WHIDBEY ISLAND BANK 401(K) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
Note 1 — Description of Plan (Continued)
Payment of Benefits — On retirement, death, disability or termination, a participant may elect to receive their vested account balance in a lump sum amount or monthly, quarterly, or annual installment payments over a fixed reasonable period not to exceed the life expectancy of the employee or the employee’s beneficiaries. With approval of the Sponsor, early withdrawals may be paid by the Plan to those employees experiencing a financial hardship as defined by the Plan.
Administrative Expenses — All administrative expenses of the Plan may be paid out of the Plan’s assets if the Sponsor does not pay the expenses directly. The Sponsor paid no expenses in 2007.
Plan Termination — Although it is currently the intent of the Bank to continue the Plan, the Bank may terminate the Plan upon giving 60 days notice to the Trustee. In the event of such discontinuance, the net assets of the Plan would be distributed to the participants in the proportion determined by their respective accounts. Upon termination, all participants’ accounts would become fully vested.
Loans — Participant loans are made at the discretion of the Plan administrator. Loans cannot exceed the lesser of 50% of the participant’s total vested account balance or $50,000. Loans are collateralized by participant account balances and bear interest at rates that range from 6.50% to 9.00%, which are commensurate with local prevailing rates. Principal and interest is paid ratably through payroll deductions.
Note 2 — Summary of Significant Accounting Policies
The following significant accounting policies were used to prepare the financial statements in accordance with generally accepted accounting principles:
Basis of Accounting — The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates — The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in the Sponsor’s common stock. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Net appreciation of mutual fund accounts includes interest, dividends, and realized and unrealized gains or losses.
Units held in common collective trusts are valued at the unit value as reported by the investment manager using the audited financial statements of the trusts at year end.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Benefit Payments — Benefits are recorded when paid.
Federal Income Tax — The Plan had received a determination letter dated October 26, 1994 indicating that the Plan was qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

WHIDBEY ISLAND BANK 401(K) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
Note 2 — Summary of Significant Accounting Policies (Continued)
Use of Estimates — The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Note 3 —Investments
The following is a summary of investments other than participant loans at December 31, 2007 and 2006:

	2007		2006
	Fair Value		Fair Value
Investments at fair value as determined by quoted market price:
Washington Banking Company common stock	$4,296,137	*	$4,813,927	*
Rainer: Small & Mid Cap Equity	1,388,359	*	1,219,809	*
Goldman Sachs Mid Cap Value A	1,059,412	*	1,085,706	*
Elliot Cove Cap Aggressive	846,496	*	723,232	*
Fidelity Advance Diversified Intl. T	825,395	*	736,780	*
Growth Fund of America	748,243	*	857,881	*
Stable Value Fund (A)	528,134		508,300
MFS Research Bond A	486,053		420,786
HW Large Cap Value A	398,036		388,760
Baron Small Cap	358,146		311,175
DWS Dreman Small Cap Value A	334,724		358,681
Elliot Cove Cap Moderate	276,869		210,340
Dreyfus Index: S&P 500 Index	249,218		246,781
Elliot Cove Core Allocation	236,621		118,955
Davis New York Venture (A)	182,450		201,329
AIM Mid Cap Core Equity A	166,389		175,780
HighMark Diversified Money Market	141,153		171,101
Elliot Cove Cap Balance	85,573		72,804
Elliot Cove Cap Consolidated	21,771		5,174

	$12,629,179		$12,627,301

*	Investment represents 5% or more of net assets available for benefits.
During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2007

Investments at fair value as determined by quoted market price:
Shares of Bank common stock	$(266,650)
Mutual Funds	508,255

Net appreciation in fair value	$241,605

WHIDBEY ISLAND BANK 401(K) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
Note 4 — Party-in-Interest Transactions
The Plan also invests in the common stock of Washington Banking Company and qualifies as a party-in-interest.
Note 5 — Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risk. In addition, many of the Plan’s investments are by their nature, concentrated in certain industry segments or investment types, which may create additional risks due to investment concentrations. It is reasonably possible, given the level of risk associated with investment securities, that changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.
Note 6 — Plan Termination
Although it is currently the intent of the Bank to continue the Plan, the Bank may terminate the Plan upon giving 60 days notice to the trustees. In the event of such discontinuance, the net assets of the Plan would be distributed to the participants in the proportion determined by their respective accounts. Upon termination, all participants’ accounts would become fully vested.
Note 7 — Reconciliation Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Plan’s preliminary Form 5500.

	2007	2006
Net assets available for benefits per the financial statements	$12,684,731	$12,719,275
Contribution receivables
Participant	—	(37,362)
Employer	—	(7,132)

Net assets available for benefits per the Form 5500	$12,684,731	$12,674,781

2007
Net decrease in net assets for Plan benefits per financial statements	$(34,544)
2006 contribution receivable	44,476

Net increase in net assets for Plan benefits per Form 5500	$9,932

Supplemental Schedules Required
by the Department of Labor

WHIDBEY ISLAND BANK 401(K) PLAN
EIN Number 91-0726237
Plan Number 001
Schedule H, Line 4(i) — Schedule of Assets (Held at Year End)
December 31, 2007
Form 5500, Required Portions of Schedule H
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

	(b)	(c)	(d)		(e)
(a)	Issuer	Investment Description	Cost**		Current Value

*	Washington Banking Company	Common Stock, 271,448 shares	*	*	$4,296,137
	Rainer: Small & Mid Cap Equity	Registered Investment Company	*	*	1,388,359
	Goldman Sachs Mid Cap Value A	Registered Investment Company	*	*	1,059,412
	Elliot Cove Cap Aggressive	Registered Investment Company	*	*	846,496
	Fidelity Advance Diversified Intl. T	Registered Investment Company	*	*	825,395
	Growth Fund of America	Registered Investment Company	*	*	748,243
	Stable Value Fund (A)	Common Collective Trust	*	*	528,134
	MFS Research Bond A	Registered Investment Company	*	*	486,053
	HW Large Cap Value A	Registered Investment Company	*	*	398,036
	Baron Small Cap	Registered Investment Company	*	*	358,146
	DWS Dreman Small Cap Value A	Registered Investment Company	*	*	334,724
	Elliot Cove Cap Moderate	Registered Investment Company	*	*	276,869
	Dreyfus Index: S&P 500 Index	Registered Investment Company	*	*	249,218
	Elliot Cove Core Allocation	Registered Investment Company	*	*	236,621
	Davis New York Venture (A)	Registered Investment Company	*	*	182,450
	AIM Mid Cap Core Equity A	Registered Investment Company	*	*	166,389
	HighMark Diversified Money Market	Registered Investment Company	*	*	141,153
	Elliot Cove Cap Balance	Registered Investment Company	*	*	85,573
	Elliot Cove Cap Consolidated	Registered Investment Company	*	*	21,771

*	Participant loans	Rates ranging from 6.50% to 9.00%, collateralized by participant’s vested equity accounts			55,552

*	Indicates party in interest

**	Historical cost information not required for participant directed accounts

WHIDBEY ISLAND BANK 401(K) PLAN
EIN Number 91-0726237
Plan Number 001
December 31, 2007
EXHIBITS
23 Consent of Independent Accountants
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee or other persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.
Date: June 27, 2008

WHIDBEY ISLAND BANK 401 (k) PLAN
By	/s/ Michal D. Cann
Michal D. Cann, Trustee